As Filed with the Securities and Exchange Commission February 12, 2004



                                   FORM U-6B-2
                           CERTIFICATE OF NOTIFICATION
         under the Public Utility Holding Company Act of 1935 ("PUHCA")

         PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a Delaware corporation and registered holding company ("Cinergy"), hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of PUHCA:

        1.      Type of security: Subordinated notes ("Notes").

        2.      Issue, renewal or guaranty: Issuance.

        3.      Principal amount:  $200,000,000 ("Note A") and $175,968,944.94
                ("Note B".)

        4. Annual rate of interest: 6.302% for Note A and 6.403% for Note B.

        5.      Date of issue: February 5, 2003 for Note A and Note B.

        6. Date of maturity: April 15, 2004 for Note A and September 1, 2004 for Note B.*

        7.      Acquirer(s) of the Notes: Cinergy.

        8.      Collateral: None.

        9. Net Proceeds to PSI: Loan by Cinergy to PSI in the principal amount of the Notes.

        10. Use of proceeds: Purchase by PSI from two non-regulated subsidiaries of Cinergy of two gas fired electric generating stations located in Henry County, Indiana and Butler County, Ohio.

        11.     Exemption claimed: Rule 52(a).




                                            PSI ENERGY, INC.


                                            By: /s/Wendy L. Aumiller
                                                   Wendy L. Aumiller
                                                   Treasurer

Dated:            February 12, 2004




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* Note A and Note B were paid in full by PSI on September 23, 2003.